UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 35)*

                                 URS CORPORATION
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                  ---------------------------------------------
                        (Title of Class of Securities)

                                  903236107
                         --------------------------
                               (CUSIP Number)

                               Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                ---------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 23, 2005
                              --------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 8


CUSIP NO. 903236107              SCHEDULE 13D                    Page 2 of 8
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1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
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3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        3,580,907**
  BENEFICIALLY
  OWNED BY EACH
  PERSON WITH     -----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   3,580,907**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,580,907**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                           PN, IA

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 903236107              SCHEDULE 13D                    Page 3 of 8

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        3,580,907**
  BENEFICIALLY
  OWNED BY EACH
  PERSON WITH     -----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   3,580,907**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,580,907**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                               CO

-----------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 903236107              SCHEDULE 13D                    Page 4 of 8

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC PARTNERS, L.P.


    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303833
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        3,580,907**
  BENEFICIALLY
  OWNED BY EACH
  PERSON WITH     -----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   3,580,907**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,580,907**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                               PN

-----------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107             SCHEDULE 13D                     Page 5 of 8
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1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.


    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303831
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-
  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        3,580,907**
  BENEFICIALLY
  OWNED BY EACH
  PERSON WITH     -----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   3,580,907**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,580,907**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

-----------------------------------------------------------------------------
**  See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107              SCHEDULE 13D                    Page 6 of 8


Item 1.  Security and Issuer
----------------------------

This Amendment No. 35 amends the Statement on Schedule 13D
(the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 26, 2005 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic Partners, L.P., a Delaware limited partnership ("Strategic"); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); (collectively, the "Reporting Persons") and Richard C. Blum. This Amendment to the Schedule 13D relates to shares of Common Stock, par value $0.01 of URS Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Montgomery Street, 26th Floor,
San Francisco, CA 94111-2728. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Form 10-Q, there were 49,132,005 shares of Common Stock issued and outstanding as of August 1, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:(i) 494,286 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 1.0% of the outstanding shares of the Common Stock; and (ii) 3,086,621 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 6.3% of the outstanding shares of the Common Stock.


Voting and investment power concerning the above shares are held solely by Blum LP and Blum GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 3,580,907 shares of the Common Stock, which is 7.3% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the directors, officers, managing members or members of RCBA Inc., Blum LP or Blum GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum LP or Blum GP.



CUSIP NO. 903236107              SCHEDULE 13D                   Page 7 of 8


c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock to a market maker pursuant to Rule 144:

Entity                          Trade Date    Shares    Price/Share
------                           ---------    -------   ----------
Investment partnerships for      08-23-05     165,570    36.17
which Blum LP serves as the
general partner and on behalf
of an entity for which Blum LP
serves as investment advisor.


Entity                          Trade Date    Shares    Price/Share
------                           ---------    -------   ----------
The limited partnership for      08-23-05    1,034,430    36.17
which Blum GP serves as
general partner.


(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking (filed herewith).



CUSIP NO. 903236107               SCHEDULE 13D                  Page 8 of 8



                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2005


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary





BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
                                      By:  Blum Strategic GP, L.L.C.
                                           its General Partner


By:   /s/ Gregory D. Hitchan          By:   /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
     Gregory D. Hitchan, Member             Gregory D. Hitchan, Member



CUSIP NO. 903236107               SCHEDULE 13D                   Page 1 of 1

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  September 2, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its General Partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    General Counsel and Secretary          General Counsel and Secretary





BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC PARTNERS, L.P.
                                      By:   Blum Strategic GP, L.L.C.
                                            its General Partner



By:   /s/ Gregory D. Hitchan          By:   /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
     Gregory D. Hitchan, Member             Gregory D. Hitchan, Member